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UNITED
SECURITIES AND EXC[illegible]
Washington,

08031732

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SEC
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Section

MAY 2 7 2008

Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/07/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brockhouse & Cooper Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Réné-Levesque Ouest, suite 4025
(No. and Street)

Montréal	Quebec	H3B 4W8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Messias (514) 932-7171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Dunwoody LLP
(Name — if individual, state last, first, middle name)

4150 Ste-Catherine St. West, 6th Floor	Montréal	Quebec	H3Z 2Y5
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 3 0 2008
THOMSON REUTERS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Messias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockhouse & Cooper Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brockhouse & Cooper Inc.

Consolidated Statements of Financial Condition

March 31, 2008 and 2007

(Expressed in U.S. dollars)

Brockhouse & Cooper Inc.
Consolidated Statements of Financial Condition
March 31, 2008 and 2007
(Expressed in U.S. dollars)

Contents

BDO Dunwoody s.r.l./S.E.N.C.R.L./LLP
Comptables agréés et conseillers
Chartered Accountants and Advisors

4150, rue Sainte-Catherine O
6e étage / 6th floor
Montréal Québec Canada H3Z 2Y5
Téléphone / Phone: (514) 931-0841
Télécopieur / Fax: (514) 931-9491
www.bdo.ca

Independent Auditors' Report

To the Shareholders of
Brockhouse & Cooper Inc.
Montreal, Quebec

We have audited the accompanying consolidated statements of financial condition of Brockhouse & Cooper Inc. (the "Company") as of March 31, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Brockhouse & Cooper Inc. as of March 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

BDO Dunwoody LLP

Chartered Accountants

Montréal, Quebec
May 20, 2008

Brockhouse & Cooper Inc.
Consolidated Statements of Financial Condition
(Expressed in U.S. dollars)

March 31	2008	2007
Assets		
Current		
Cash and cash equivalents (Note 3)	$ 8,885,630	$ 4,099,505
Due from clients (Note 5)	9,568,223	51,812,314
Due from brokers (Note 5)	2,251,994	6,156,121
Accounts receivable	403,635	173,970
Income taxes receivable	729,511	-
Securities owned, at market value (Note 6)	1,133,117	7,442,138
Due from significantly influenced company (Note 9)	118,107	12,229
Prepaid expenses	44,190	-
	23,134,407	69,696,277
Fixed assets, net (Note 7)	599,800	704,183
Investments (Note 8)	347,163	2,071,635
Deferred charges	615,680	266,182
	$ 24,697,050	$ 72,738,277
Liabilities and Stockholders' Equity		
Current liabilities		
Due to clients (Note 5)	$ 1,326,835	$ 5,309,058
Due to brokers (Note 5)	9,567,187	51,812,255
Accounts payable, remuneration and accrued expenses	4,000,481	3,616,847
Income taxes payable	-	1,956,423
	14,894,503	62,694,583
Commitments (Notes 11 and 12)		
Stockholders' equity	9,802,547	10,043,694
	$ 24,697,050	$ 72,738,277

On behalf of the Board

_______________ Director

R. L. Cooper Director

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

Brockhouse & Cooper Inc. (the "Company"), incorporated under the Canada Business Corporations Act, provides brokerage and financial advisory services. Brockhouse & Cooper Inc. is a member of the Investment Dealers Association of Canada (IDA), the Financial Industry Regulatory Authority, Inc. (FINRA) and the London Stock Exchange Inc. (LSE), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in The Toronto Stock Exchange Inc. and The TSX Venture Exchange.

2. Significant Accounting Policies

Basis of accounting

The consolidated statements of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of consolidation

The consolidated statements of financial condition include the accounts of the Company's wholly-owned subsidiaries, Brockhouse & Cooper International, Inc. and Brockhouse Cooper Asset Management Inc. The assets and liabilities of the parent-founded subsidiary companies are initially recorded at cost. All significant intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The presentation of the statements of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition. These financial instruments are classified as held for trading. They are carried in the statements of financial condition at fair value which approximates carrying value.

Accounts receivable and accounts payable

Accounts receivable are classified as loans and receivable and accounts payable are classified as other financial liabilities. These instruments are initially recorded at their fair value and are subsequently carried at amortized cost. Due to their short term to maturity, fair value and amortized cost are approximated by carrying value.

Securities owned

The Company classifies its securities owned as held for trading. They are carried in the statements of financial condition at fair value. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities. In situations where the securities are not publicly traded or where restrictions on their marketability exist, securities are valued at management's estimate of market value.

Valuation of fixed income securities is affected by, amongst other factors, the liquidity of the securities, the size and the bid and ask spread, and the relative breadth of market and current yield price adjustments.

The Company accounts for its securities owned on a trade date basis and transaction costs are expensed as incurred.

Investments

The investment in a company subject to significant influence is accounted for under the equity method.

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line basis as follows:

Technology equipment	- 2 years
Furniture and fixtures	- 5 years
Leasehold improvements	- 5 years

Deferred charges

Deferred charges are comprised of initial start-up costs incurred by a wholly-owned subsidiary company which had not commenced operations at year end. These costs will be expensed once the Company commences operations.

Foreign currency translation

The functional currency of Brockhouse & Cooper Inc. is the Canadian dollar. Transactions and the financial statements of the subsidiary were translated into the functional currency using the temporal method. Under this method, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at the transaction date. At the year end date, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date.

These statements of financial condition have been translated from the functional currency into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the statements of financial condition date.

Financial instruments and brokerage agreements

The company's financial instruments consist of cash and cash equivalents, due from (to) clients, due from (to) brokers, accounts receivable, securities owned, due from related party and accounts payable. The classification and measurement of all such financial instruments are defined in the related accounting policy notes.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, bankers and other financial institutions. If these transactions do not settle because of failure to perform by either a client or counterparty, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to the differences in market values of the securities.

Foreign exchange risk arises due to fluctuations in foreign currency rates. The Company conducts a significant portion of its business in foreign currencies.

Interest rate risk arises due to fluctuations in interest rates. The Company is exposed to interest rate risk on fixed rate securities owned.

Income taxes

The amount of current taxes receivable/payable are recognized as of the date of the statements of financial condition, utilizing currently enacted tax laws and rates.

Stock-based Compensation

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R) ("SFAS 123(R)"), "Share-Based Payment", which establishes accounting for equity instruments exchanged for services. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant) and as additional paid-in capital in the statements of financial condition. On the exercise of stock options, consideration received is credited to additional paid-in capital.

(Expressed in U.S. dollars)

New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of this interpretation will have on its financial condition and results of operations.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of March 31, 2008, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements. However, additional financial presentations and disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of income for a fiscal year.

3. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $462,215 (2007 - $613,960) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-1.

(Expressed in U.S. dollars)

4. Available Credit Facility

Brockhouse & Cooper has an available credit facility with a Canadian bank to a maximum amount of CAD $4,000,000 (or its USD equivalent). There was no amount outstanding as of March 31, 2008 (2007 – nil).

5. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

	2008	2007
Due from clients	**$ 9,567,187**	$ 51,812,255
Due from brokers	**$ 1,108,244**	$ 5,063,957
Due to clients	**$ 1,108,244**	$ 5,063,957
Due to brokers	**$ 9,567,187**	$ 51,812,255

The transactions giving rise to these balances have settled since year end.

6. Securities Owned

	2008	2007
Canadian provincial bonds	**$ 634,632**	$ 210,800
Corporate bonds	**367,244**	6,500,528
Stocks	**131,241**	730,810
	$ 1,133,117	$ 7,442,138

(Expressed in U.S. dollars)

7. Fixed Assets

2008

	Cost	Accumulated Depreciation & Amortization	Net
Technology equipment	$ 341,263	$ 187,185	$ 154,078
Furniture and fixtures	250,775	91,307	159,468
Leasehold improvements	462,161	175,907	286,254
	$ 1,054,199	$ 454,399	$ 599,800

2007

	Cost	Accumulated Depreciation & Amortization	Net
Technology equipment	$ 279,885	$ 100,509	$ 179,376
Furniture and fixtures	239,380	51,089	188,291
Leasehold improvements	421,967	85,451	336,516
	$ 941,232	$ 237,049	$ 704,183

During the current year, fully amortized assets with an original cost of $127,993 were removed from the accounts (2007 - $186,130).

(Expressed in U.S. dollars)

8. Investments

	2008	2007
753 shares of Brockhouse Cooper SA (Pty) Ltd., a company subject to significant influence, representing a 25.1% ownership interest.		
Balance, beginning of year	**$ 897,393**	$ 205,016
Dividend received during the year	**(640,226)**	(423,322)
Equity in earnings (loss) of Brockhouse Cooper SA (Pty) Ltd. for the year	**(29,291)**	1,135,243
Foreign exchange gain (loss) on revaluation to year end rate	**119,287**	(19,544)
Balance, end of year	**347,163**	897,393
6741746 Canada Inc. ("46 Inc."), a wholly-owned subsidiary (a)		
Balance, beginning of year	-	-
2,000 preferred shares with a redemption and retraction value of $13.5 million	-	1
Initial investment in 100% of the issued common shares of the company	-	370
Cancellation on wind-up of the subsidiary	-	(371)
Balance, end of year	-	-
431,361,125 voting preferred shares of 6741738 Canada Inc. ("38 Inc."), a company under common control, representing a 1% ownership interest.		
Balance, beginning of year	**1,174,242**	-
Initial investment in 4,281,500,000 preferred shares assumed on wind-up of 46 Inc. (a)	-	11,655,012
Distribution of 1,712,600,000 preferred shares in payment of a taxable dividend declared by the company	-	(4,662,005)
Distribution of 2,137,538,875 preferred shares in payment of a capital dividend declared by the company	-	(5,818,765)
Redemption of 431,361,125 preferred shares	**(1,174,242)**	-
Balance, end of year	-	1,174,242
	$ 347,163	$ 2,071,635

(Expressed in U.S. dollars)

(a) On March 26, 2007, Brockhouse & Cooper Inc. disposed of its 300,000 Bourse de Montréal Inc. shares to 46 Inc., a company under common control incorporated on March 26, 2007, on a tax deferred basis and received 2,000 preferred shares of 46 Inc. as consideration for the shares transferred.

On March 30, 2007, Brockhouse & Cooper Inc. purchased all of the issued and outstanding common shares of 46 Inc. Immediately thereafter, Brockhouse & Cooper Inc. wound up the newly acquired subsidiary company and assumed its assets and liabilities which were as follows:

Investment in preferred shares of 38 Inc.	$ 11,655,012
Income taxes payable	(2,658,643)
Additional paid-in capital	$ 8,996,369

The investment in preferred shares of 38 Inc. were received as ultimate consideration for the disposal of the Bourse de Montréal Inc. shares held by 46 Inc. to 38 Inc. at fair market value of $13.5 million CDN ($11,655,012 USD).

During the current year, 38 Inc redeemed the remaining preferred shares at their stated value of $1,360,125 CDN ($1,174,242 USD).

9. Due from Significantly Influenced Company

This balance due from significantly influenced company is non-interest bearing, due upon demand and has arisen from revenues collected on behalf of the related party net of expenses paid on behalf of the related party.

(Expressed in U.S. dollars)

10. Stock Options

In July 2007, Brockhouse Cooper Asset Management Inc., ("BCAM") a wholly-owned subsidiary of the company approved a stock option agreement for an employee. Under the terms of the Plan, the employee was granted an option ("First option") exercisable at any time over the following seven years to purchase up to 2.5% of the common shares of the Corporation. The agreement also grants an option ("Second option") exercisable over the same period to a total of a further 5% of the issued shares if certain milestones are met. The Exercise Price in both cases is $1.50 per share.

During the year, BCAM granted to a key employee 25,000 options with an exercise price of $1.50 under the First Option. The average fair value of the options granted is $Nil.

As the milestones related to the Second Option have not yet been met, no options have been granted in connection therewith. Furthermore, none of the Shares relating to either the First Option or the Second Option may be issued until, as provided in the Plan, a shareholders' agreement relating to the share capital of BCAM, not yet completed, is signed by the Optionee.

The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Risk-free interest rate	**4.6%**
Expected life	**7 years**
Expected volatility	**0.0001%**
Expected dividend yield	**0%**

Compensation expense related to the stock option grants for 2007 fiscal year is $Nil.

11. Commitments

The Company is obligated under an operating lease for its head office premises which terminates April 2013 and an operating lease for its disaster recovery premises which terminates in January 2013. A subsidiary company is obligated under an operating lease for its head office premises which terminates in July 2008. Annual and aggregate lease costs under these leases, exclusive of certain incremental occupancy costs, are approximately as follows:

Year ended March 31,		
2009	$	229,000
2010	$	219,000
2011	$	239,000
2012	$	241,000
2013	$	31,000
	$	959,000

(Expressed in U.S. dollars)

12. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2008 the company had regulatory net capital of $ 6,082,244 (2007 - $5,774,390), which was $ 5,089,277 (2007 - $1,594,751) in excess of its required regulatory net capital of $ 992,967 (2007 - $4,179,639). The Company's regulatory net capital ratio was 2.93 to 1 (2007 – 10.86 to 1).

END